Filed by Rogue Wave Software, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rogue Wave Software, Inc. Commission File No. 0-28900

     On December 15, 2003, Rogue Wave Software, Inc. issued a press release relating to a merger transaction among Rogue Wave, Quovadx, Inc., and Chess Acquisition Corporation, a wholly-owned subsidiary of Quovadx, pursuant to an Agreement and Plan of Merger dated as of November 3, 2003. The text of the press release follows.

     On November 12, 2003, Quovadx commenced an exchange offer and filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx has mailed a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave mailed a Schedule 14D-9 to its stockholders. Stockholders should read these documents and any amendments carefully because they contain important information about the transaction. These filings can be obtained without charge from the SEC at www.sec.gov.

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FOR IMMEDIATE RELEASE

Contact:
Anita Wehnert
Rogue Wave Software, Inc.
Phone: 303-545-3158
E-mail: anita@roguewave.com

ROGUE WAVE RECEIVES ALL THIRD PARTY CONSENTS
ASSOCIATED WITH EXCHANGE OFFER BY QUOVADX

BOULDER, Colo., December 15, 2003 — Rogue Wave Software, Inc. (Nasdaq: RWAV), a leading provider of reusable software components and services that facilitate application development, today announced that it has received all third party consents associated with its agreement to be acquired by Quovadx (Nasdaq: QVDX), a global platform software and vertical solutions company.

On December 11, 2003, Quovadx announced an extension of its exchange offer for Rogue Wave common stock. The offer period is scheduled to expire at midnight (EST) on Tuesday, December 16, 2003. During the extended offer period, Quovadx will offer $4.09 in cash and 0.5292 of a share of Quovadx common stock for each share of Rogue Wave common stock that is validly tendered and not properly withdrawn.

About Rogue Wave Software, Inc.
 Rogue Wave Software, Inc. (Nasdaq: RWAV) is a leading provider of reusable software components and services that facilitate application development. Today, more than 300,000 developers at some of the world’s leading companies use Rogue Wave products to develop enterprise-level applications. With headquarters in Boulder, Colo., Rogue Wave has offices located throughout the United States, Europe and Asia and can be found on the Internet at www.roguewave.com.

About Quovadx, Inc.
 Quovadx (Nasdaq: QVDX) is a global software company, based in Englewood, CO, that helps organizations redevelop, extend and integrate customizable applications with the flexibility of open standards. The company’s products and services have been proven to optimize business processes and deliver lasting customer value to over 3600 organizations around the world. At the center of the QUOVADXTM approach are Adaptive Frameworks, which are flexible, packaged application solutions. Adaptive Frameworks support rapid customization to meet specific client and industry requirements that are challenged by restricted budgets and zero tolerance for error. These industries include healthcare, life sciences, media and entertainment, financial services, manufacturing and government. With more than 550 employees, Quovadx operates internationally with locations in ten major U.S. metropolitan cities and one in the United Kingdom. For more information, please visit http://www.quovadx.com.

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Rogue Wave is a trademark of Rogue Wave Software, Inc. QUOVADX is a trademark of Quovadx, Inc.